Exhibit 4.32

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

NiSource Inc. ("NiSource") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

common stock, par value $0.01 per share (the "common stock").

The following is a summary description of the material terms of our common stock. It may not contain all the information that is important to you. For additional information, you should refer to the provisions of our Amended and Restated Certificate of Incorporation, as amended (the "certificate of incorporation") and our bylaws, as amended and restated (the "bylaws"), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit and are incorporated herein by reference.

GENERAL

Authorized Capital Stock

The authorized capital stock of NiSource consists of 770,000,000 shares, of which 750,000,000 are common stock, par value
$0.01, and 20,000,000 are preferred stock, par value $0.01.

Anti-Takeover Provisions

NiSource's certificate of incorporation includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of management of NiSource. More specifically, the certificate of incorporation provides that stockholders may not cumulate their votes and stockholder action may be taken only at a duly called meeting and not by written consent. In addition, NiSource 's bylaws contain requirements for advance notice of stockholder proposals and director nominations. These and other provisions of the certificate of incorporation and bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of management of NiSource.

Under Delaware law, the approval of the holders of a majority of the outstanding shares of a class of NiSource's capital stock would be necessary to authorize any amendment to the certificate of incorporation that would increase or decrease the aggregate number of authorized shares of such class of capital stock or that would adversely alter or change the powers, preferences or special right of such class of capital stock. The effect of this provision may permit the holders of NiSource's outstanding shares of capital stock to block a proposed amendment to the certificate of incorporation in connection with a potential acquisition of NiSource if such amendment would adversely affect the powers, preferences or special rights of our capital stock.

NiSource is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on a national securities exchange, such as the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" (as defined therein), which includes, among other things, a merger or sale of more than 10% of the corporation's assets, with any interested stockholder for three years following the date that the stockholder became an interested stockholder. An interested stockholder is a stockholder who acquired 15% or more of the corporation's outstanding voting stock or an affiliate or associate of such person.

DESCRIPTION OF COMMON STOCK

Liquidation Rights

In the event of any liquidation, dissolution or winding up of NiSource, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of NiSource and the distribution in full of all preferential amounts (including any accumulated and unpaid dividends) to which the holders of any series of preferred stock of NiSource hereafter created are entitled, the holders of common stock will share ratably in the remaining assets in proportion to the number of shares of common stock held by them respectively. A consolidation or merger of NiSource with or into any other corporation, or any purchase or redemption of shares of any class of NiSource's capital stock, will not be deemed to be a liquidation, dissolution or winding up of NiSource's affairs.

Voting Rights

Except as otherwise required by Delaware law or as otherwise provided in the certificate of designations for any series of preferred stock of NiSource hereafter created, holders of NiSource's common stock exclusively possess voting power for the election of NiSource's directors and all other matters requiring stockholder action. Each holder of common stock, if entitled to vote on a matter, is entitled to one vote per share. Holders of common stock are not entitled to cumulative voting rights. Holders of common stock will be notified of any stockholders' meeting according to applicable law.

Dividend Rights

Holders of common stock will be entitled to receive dividends, when, as and if declared by NiSource's board of directors out of legally available funds for such purpose in accordance with Delaware law, subject to the powers, preferences and rights afforded to the holders of any series of preferred stock of NiSource hereafter created. Dividends may be paid in cash, capital stock or other property of NiSource.

NiSource is an energy holding company that derives substantially all of its revenues and earnings from the operating results of the rate-regulated businesses of its subsidiaries. Accordingly, NiSource's ability to pay dividends on its capital stock is dependent primarily upon the earnings and cash flows of its subsidiaries and the distribution or other payment of such earnings to NiSource.
NiSource's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts on the capital stock of NiSource or to make any funds available therefor, whether by dividends, loans or other payments.

No Preemptive Rights

Holders of NiSource's common stock are not entitled to, as holders of common stock, any preemptive rights with respect to any shares of NiSource's capital stock or any of its securities convertible into or exercisable for its capital stock.